UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR § 270.17f-2]

1. Investment Company Act File Number: 811-03213				Date examination completed: February 28, 2017
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:
Nationwide Variable Insurance Trust
4. Address of principal executive office (number, street, city, state, zip code):
One Nationwide Plaza: Mail Code: 05-02-210R, Columbus, OH 43215

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of the NVIT Multi-Manager Small Cap Value Fund and NVIT Multi-Manager International Value Fund

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the NVIT Multi-Manager Small Cap Value Fund and the NVIT Multi-Manager International Value Fund (two series of Nationwide Variable Insurance Trust, collectively referred to herein as the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of February 28, 2017. NVIT Multi-Manager Small Cap Value Fund’s and the NVIT Multi-Manager International Value Fund’s management is responsible for its assertion and the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 28, 2017, and with respect to agreement of security purchases and sales, for the period from December 31, 2016 (the date of our last examination), through February 28, 2017:

•	Reconciliation of all securities managed by JPMorgan Investment Management, Inc. (“JPMorgan”) shown on the books and records of the Funds to the statements from J.P. Morgan Chase Bank, N.A. (the “Custodian”);

•	Confirmation of all securities of the Funds managed by JPMorgan held at the Depository Trust Company in book entry form and review of the reconciliation procedures performed by the Custodian at an omnibus level between the depository and the books and records of the Custodian;

•	Confirmation of all security positions managed by JPMorgan held by the Custodian at foreign sub-custodians and reperformed reconciliation procedures performed by the Custodian at an omnibus level between the foreign sub-custodians and the books and records of the Custodian;

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

•	Inspection of subsequent cash statements evidencing settlement of all open trades of the Funds managed by JPMorgan;

•	Agreement of 16 security purchases and 16 security sales or maturities since our last report from the books and records of the NVIT Multi-Manager Small Cap Value Fund to the related trade tickets, and agreement of 5 security purchases and 16 security sales or maturities since our last report from the books and records of the NVIT Multi-Manager International Value Fund to the related trade tickets.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with the specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2017 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

/s/ PricewaterhouseCoopers LLP

June 15, 2017

June 15, 2017

PricewaterhouseCoopers LLP

Two Commerce Square, Suite 1800

2001 Market Street

Philadelphia, PA 19103

We are providing this letter in connection with your examination related to management of the NVIT Multi-Manager Small Cap Value Fund’s and the NVIT Multi-Manager International Value Fund’s (two series of Nationwide Variable Insurance Trust, collectively referred to herein as the “Funds”) assertions included as Attachment I that the Funds are in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of February 28, 2017 and for the period from December 31, 2016 through February 28, 2017 and as of March 31, 2017, and for the period from February 28, 2017 (the date of your last examination) through March 31, 2017, respectively.

We confirm, to the best of our knowledge and belief, as of June 15, 2017, the date of your reports, the following representations made to you during your engagements.

1.	We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 28, 2017 and for the period from December 31, 2016 through February 28, 2017 and as of March 31, 2017 and for the period from February 28, 2017 through March 31, 2017.

2.	We are responsible for complying with the specified requirements and management’s assertions related thereto.

3.	We are responsible for establishing and maintaining effective internal control over compliance with the specified requirements.

4.	We are responsible for the criteria to be used in the evaluation of the Funds’ compliance with the specified requirements and management’s assertions related thereto and for determining that the criteria are appropriate for its purposes.

5.	All relevant matters are reflected in the evaluation of the Funds’ compliance with the specified requirements and management’s assertions related thereto.

6.	We have made available to you:

a.	all information necessary for purposes of the examinations.

b.	unrestricted access to personnel from whom you have requested information.

7.	There are no deficiencies in internal control relevant to the engagement of which we are aware.

8.	We are not aware of any known matters contradicting the subject matter or assertion or any instances of known noncompliance during the period for which the assertions were made.

9.	There are no compliance requirements needing clarification that required our interpretation.

10.	There are no communications from regulatory agencies, internal auditors, and any other parties concerning possible noncompliance with the specified requirements, including communications received between February 28, 2017 or March 31, 2017 and the date of your reports.

11.	We are not aware of any instances of known noncompliance occurring subsequent to the period for which the assertions were made.

12.	We have no knowledge of any actual, suspected or alleged fraud or noncompliance with laws or regulations affecting the Funds’ compliance with the specified requirements, management’s assertions related thereto, or related parties.

To the best of our knowledge and belief, no events have occurred subsequent to February 28, 2017 or March 31, 2017 and through the date of this letter that effect compliance including, but not limited to, known instances of noncompliance and communications received concerning possible noncompliance.

By:

/s/Michael S. Spangler
Michael S. Spangler, Principal Executive Officer

/s/Joseph A. Finelli
Joseph A. Finelli, Treasurer and Principal Financial Officer

Attachment I

Management Statements Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 – February 28, 2017

We, as members of management of the NVIT Multi-Manager Small Cap Value Fund and the NVIT Multi-Manager International Value Fund (two series of Nationwide Variable Insurance Trust, collectively referred to herein as the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 28, 2017, and from December 31, 2016 through February 28, 2017.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2017, and from December 31, 2016 through February 28, 2017, with respect to securities reflected in the investment account of the Funds.

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 – March 31, 2017

We, as members of management of the NVIT Multi-Manager Small Cap Value Fund and the NVIT Multi-Manager International Value Fund (two series of Nationwide Variable Insurance Trust, collectively referred to herein as the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2017, and from February 28, 2017 through March 31, 2017.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2017, and from February 28, 2017 through March 31, 2017, with respect to securities reflected in the investment account of the Funds.

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of the NVIT Multi-Manager Small Cap Value Fund and the NVIT Multi-Manager International Value Fund (two series of Nationwide Variable Insurance Trust, collectively referred to herein as the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 28, 2017, and from December 31, 2016 through February 28, 2017.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2017, and from December 31, 2016 through February 28, 2017, with respect to securities reflected in the investment account of the Funds.

NVIT Multi-Manager Small Cap Value Fund and NVIT Multi-Manager International Value Fund

By:

/s/Michael S. Spangler
Michael S. Spangler, Principal Executive Officer

/s/Joseph A Finelli
Joseph A. Finelli, Treasurer and Principal Financial Officer